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CONTACTS:
LORUS THERAPEUTICS INC.                         CANADIAN MEDIA CONTACT:                        US MEDIA CONTACT:

Corporate Communications                        Hugh Mansfield                                 Jennifer Taylor
Grace Tse                                       Mansfield Communications Inc.                  Mansfield Communications Inc.
Tel:  (416) 798-1200, ext.380                   Tel:  (416) 599-0024                           Tel:  (212) 370-5045
Email:ir@lorusthera.com                         Email:  hugh@mcipr.com                         E-mail:  jennifer@mcipr.com
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           LORUS THERAPEUTICS DESCRIBES RESEARCH FINDINGS ON ANTISENSE
              ANTI-TUMOR ACTIVITY AT 19TH ANNUAL ONCOGENE MEETING

                   - Company broadens its antisense pipeline -



TSE:     LOR
OTC BB:  LORFF

TORONTO, CANADA, JUNE 20, 2003 - Lorus Therapeutics Inc. ("Lorus") announced today that its preclinical findings on the anti-tumor activity of thioredoxin antisense molecules will be presented today at the 19th Annual Oncogene Meeting at Hood College, Frederick, Maryland.

Lorus' presentation titled, "Anti-Tumor Activity of Antisense
Oligodeoxynucleotides Targeted Against Human Thioredoxin," describes the company's study results, which will also be published in the conference meeting book.

Thioredoxin, a molecule involved in cancer cell growth and in protection of cancer cells from damage and death, has been implicated in tumor formation, progression and metastasis (spread of tumor cells) by a variety of mechanisms. A number of tumors including lung, colon, cervical, gastric and hepatocellular carcinoma, squamous cell carcinoma, myeloma, non-Hodgkins lymphoma, mesothelioma, and acute lymphocytic leukemia, showed elevated levels of thioredoxin.

Expression levels of thioredoxin correlate with malignancy and with proliferative index (a measure of the rate of cancer cell growth) and disease prognosis. Furthermore, the over-expression of thioredoxin has been linked with resistance to chemotherapeutic agents. Reducing the level of thioredoxin using antisense drugs should interfere with multiple pathways that lead to cancer progression, and as a result, there is the potential to inhibit tumor growth and metastasis.
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Lorus' studies using human tumor cells and mouse models bearing human tumors support this approach. A number of antisense molecules designed to target thioredoxin were shown to significantly inhibit the growth of a variety of human tumor cells in culture. Furthermore, these molecules inhibited the growth and spread of human tumor cells in experimental tumor and metastasis models in mice. Based on these studies, Lorus has chosen a lead compound that demonstrated high anti-tumor efficacy.

"Lorus currently has two antisense therapeutics in clinical trials, GTI-2040 and GTI-2501, and has devoted an active research program to the discovery and evaluation of additional tumor targets amenable to antisense therapy," said Dr. Jim Wright, chief executive officer, Lorus. "The identification of thioredoxin antisense compounds with very promising anti-tumor activity adds significant value to this drug discovery program."


About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an active acquisition and in-licensing program, Lorus is building a portfolio of promising anti-cancer drugs. Late-stage clinical developments and marketing will be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.


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